Exhibit 21.1
List of 100% Owned Subsidiaries as of December 31, 2023

Name of Subsidiary	Country of Incorporation
Energy Vault, Inc.	United States (Delaware)
Calistoga Resiliency Center, LLC	United States (Delaware)
Cetus Energy LLC	United States (Delaware)
Cross Trails Energy Storage Project, LLC	United States (Delaware)
Snyder Housing LLC	United States (Texas)
Energy Vault SA	Switzerland
Energy Vault Pty Ltd	Australia
Energy Vault Solutions UK Limited	United Kingdom
Energy Vault Nantong Co., Ltd.	China